Exhibit 99.1

SDLP—Suspension of Trading from the NYSE and Commencement of NYSE Delisting Procedures

London, United Kingdom, September 6, 2019—Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) has received notification from The New York Stock Exchange (the “NYSE”) that trading in the Company’s common units has been suspended and proceedings to delist the Company’s common units have commenced. The NYSE reached its decision due to the Company’s low market capitalization pursuant to Section 802.01B of the NYSE’s Listed Company Manual.

The Company expects its common units to trade in the over the counter (“OTC”) market beginning on September 6, 2019 under the ticker symbol “SDLPF.” The transition to the OTC market is not expected to affect business operations and the Company will continue to file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”) under applicable federal securities laws.

The Company intends to appeal this delisting determination. During the appeal process, its common units are expected to continue to trade in the OTC market. Delisting procedures will be suspended pending the outcome of the appeal.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s intention to appeal the NYSE’s delisting determination, trading in and the market for the Company’s common units and any effect on the Company’s business operations from the transition of the units to the OTC market are considered forward looking statements. There can be no assurance that the Company’s common units will continue to trade in the OTC market, whether broker-dealers will continue to provide public quotes of the common units in this market, or whether the trading volume of the common units will be sufficient to provide for an efficient trading market. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, the Company’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.